Credit Suisse Institutional Fund Inc. - Capital Appreciation Portfolio

Obtaining control of Credit Suisse Institutional Fund Inc. - Capital Appreciation Portfolio:

As of October 31, 2004, Eric Eckholdt/TTEE CS First Boston Foundation TR ("Shareholder") owned less than 25% of the outstanding shares of the Fund. As of April 30, 2005, Shareholder owned 318,006.812 shares of the Fund, which represented 36.43% of the outstanding shares of the Fund. Accordingly, Shareholder may be presumed to be a controlling person of the Fund. The Fund does not believe this entity is the beneficial owner of the shares held of record by this entity.